Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
United States of America
BofA Securities, Inc.
One Bryant Park
New York, NY 10036
United States of America
As representatives of the prospective underwriters
VIA EDGAR
June 22, 2020
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-3720

Attention:	Edwin Kim
Jan Woo
Melissa Walsh
Stephen Krikorian

Re:	Agora, Inc. (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-238960)
Registration Statement on Form 8-A (Registration No. 001-39340)
Dear Ladies and Gentlemen:
We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time on June 25, 2020, or as soon thereafter as is practicable.
Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between June 19, 2020 and the date hereof, copies of the Company’s Preliminary Prospectus dated June 19, 2020 were distributed as follows: 771 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature page follows]

Very truly yours,

Morgan Stanley & Co. LLC BofA Securities, Inc.

As representatives of the prospective underwriters

[Acceleration Request Letter]

MORGAN STANLEY & CO. LLC

By:	/s/ Celestina Milner
Name: Celestina Milner
Title: Executive Director

[Acceleration Request Letter]

BOFA SECURITIES, INC.

By:	/s/ Jamie Turturici
Name: Jamie Turturici
Title: Managing Director

[Acceleration Request Letter]